UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

CRANE COMPANY

(Name of Issuer)

Common Stock

(Title of Class of Securities)

224408104

(CUSIP Number)

Crane Company

100 First Stamford Place

Stamford, CT 06902

(203) 363-7300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 3, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Crane Fund 36-6124341
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois Charitable Trust
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 7,778,416
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 7,778,416
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,778,416
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.7%
12.	TYPE OF REPORTING PERSON (see instructions) 00

Item 1.

(a)	Name of Issuer

CRANE COMPANY

(b)	Address of Issuer’s Principal Executive Offices

100 First Stamford Place

Stamford, CT 06902

Item 2.

(a)	Name of Person Filing

The Crane Fund (“Reporting Person”)

(b)	Address of the Principal Office:

140 Sylvan Avenue, Suite 4

Englewood Cliffs, NJ 07632

(c)	Citizenship

Illinois Charitable Trust

(d)	Title of Class of Securities

Common Stock (“Common Stock”)

(e)	CUSIP Number

224408104

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for the Reporting Person hereto and is incorporated herein by reference for the Reporting Person. Such information is as of the close of business on April 3, 2023.

The Reporting Person, a trust established for the benefit of former employees in need, is managed by trustees appointed by the Board of Crane Company. The incumbent trustees are officers of Crane Company. Pursuant to the trust instrument, the shares held by the trust are voted by the trustees as directed by the Crane Company Board, the distribution of the income of the trust for its intended purposes is subject to the control of the Crane Company Board and the shares may be sold by the trustees only upon the direction of the Crane Company Board. None of the directors or the trustees has any direct beneficial interest in, and all disclaim beneficial ownership of, shares held by the Reporting Person.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Instruction. Dissolution of a group requires a response to this item.

NOT APPLICABLE

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

NOT APPLICABLE

Item 8. Identification and Classification of Members of the Group.

NOT APPLICABLE

Item 9. Notice of Dissolution of Group.

NOT APPLICABLE

Item 10. Certification.

(b) The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 16, 2023

THE CRANE FUND

/s/ Anthony M. D’Iorio
Trustee